 Exhibit 99.1

First Quarter Report 2025

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
This Management’s Discussion and Analysis (“MD&A”) dated April 24, 2025 of Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2025 (the “First Quarter Financial Statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). This MD&A should also be read in conjunction with the Company’s annual Management’s Discussion and Analysis (“Annual MD&A”) and annual consolidated financial statements prepared in accordance with IFRS (“Annual Financial Statements”). The condensed interim consolidated financial statements and this MD&A are presented in United States dollars (“US dollars”, “$” or “US$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“C$”), Australian dollars (“A$”) or European Union euros (“Euros” or “€”). Additional information relating to the Company is included in the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”). The AIF, Annual MD&A and Annual Financial Statements are available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedarplus.ca and included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (the “Form 40-F”) filed with the Securities and Exchange Commission (“SEC”) and available at www.sec.gov/edgar.
Certain statements contained in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. See Forward-Looking Statements in this MD&A.
This MD&A discloses certain financial performance measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” (also referred to as “AISC per ounce”), “minesite costs per tonne”, “adjusted net income”, “adjusted net income per share”, “earnings before interest, taxes, depreciation and amortization” (also referred to as “EBITDA”), “adjusted earnings before interest, taxes, depreciation and amortization” (also referred to as “adjusted EBITDA”), “free cash flow”, “free cash flow before changes in non-cash components of working capital”, “sustaining capital expenditures”, “sustaining capitalized exploration”, “development capital expenditures”, “development capitalized exploration”, and “operating margin” that are not standardized measures under IFRS. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Each of “total cash costs per ounce” and “all-in sustaining costs per ounce” are reported on a per ounce of gold produced basis and, unless otherwise indicated, are reported on a by-product basis (deducting by-product metal revenues from production costs). Minesite costs per tonne is reported on a per tonne of ore milled basis. For a discussion of the composition and usefulness of these measures and ratios and reconciliation of each of them to the most directly comparable financial information presented in the condensed interim consolidated financial statements prepared in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.
This MD&A also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. These estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to below under Non-GAAP Financial Performance Measures, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that have been or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.
Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
processing operations at the LaRonde mine and the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the mining, milling and processing operations at the Meadowbank mine and the Amaruq open pit and underground mines. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine (“Akasaba West”). References to other operations are to the relevant mines, projects or properties, as applicable.
Meaning of “include” “including” and “such as”: When used in this MD&A the terms “include”, “including” and “such as” mean including and such as, without limitation, respectively.
Business Overview
Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since its formation in 1972. The Company’s mines are located in Canada, Australia, Finland and Mexico with exploration and development activities in Canada, Australia, Europe, Latin America and the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.
Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both doré bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.
Agnico Eagle’s operating mines and development projects are located in what the Company believes to be politically stable countries that are generally supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its current mines and projects have long-term mining potential.
Recent Developments
Tariffs
On February 1, 2025, the United States introduced tariffs on imports from countries including Canada. In response, the Canadian and other governments have announced retaliatory tariffs on imports from the United States. In certain cases, the implementation or application of these tariffs have been postponed and exceptions to such tariffs have been made in respect of certain goods. However, the international trade disputes set in motion by these tariffs, retaliatory tariffs and other actions remains fluid. At this time, the Company believes its revenue structure will be largely unaffected by the tariffs as its gold production is mostly refined in Canada, Australia or Europe. The Company continues to review its exposure to the tariffs and trade disputes and its alternatives to inputs sourced from suppliers that may be subject to the tariffs, if implemented, or other trade disputes. However, approximately 60% of the Company’s cost structure relates to labour, contractors, energy and royalties, which are not expected to be directly affected by any of the tariffs or trade disputes. While there is uncertainty as to whether the tariffs or retaliatory tariffs will be implemented, the quantum of such tariffs, the goods on which they may be applied and the ultimate effect of tariffs or other trade disputes on the Company’s supply chains, the Company will continue to monitor developments and may take steps to limit the effect of any tariffs or trade disputes on it as may be appropriate in the circumstances.
Acquisition of O3 Mining Inc.
On December 12, 2024, the Company announced that it had entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid, all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly (the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario), which resulted in the Company owning 100% of the O3 Shares.
O3 Mining’s primary asset is its 100%-owned Marban Alliance property located near Val d’Or, in the Abitibi region of Québec, and is adjacent to Canadian Malartic. The Marban Alliance property includes the Marban deposit, which is an advanced exploration project with potential to support an open pit mining operation similar to those at the Barnat open pit at Canadian Malartic.
Financial and Operating Results
Operating Results
Agnico Eagle reported net income of $814.7 million, or $1.62 per share, in the first quarter of 2025, compared with net income of $347.2 million, or $0.70 per share, in the first quarter of 2024. The key drivers of the changes in net income are set out in the table below.
Agnico Eagle reported adjusted net income1 of $770.1 million, or $1.53 per share1, in the first quarter of 2025, compared with adjusted net income of $377.5 million, or $0.76 per share, in the first quarter of 2024. The increase was primarily due to higher operating margins between periods. Agnico Eagle reported EBITDA1 of $1,633.8 million in the first quarter of 2025 compared with $882.5 million in the first quarter of 2024. Adjusted EBITDA1 increased in the first quarter of 2025 to $1,589.9 million compared to $929.3 million in the first quarter of 2024. The increase was primarily due to higher operating margins between periods.
In the first quarter of 2025, operating margin1 increased by 62.5% to $1,700.5 million, compared with $1,046.2 million in the first quarter of 2024, primarily due to a 34.9% increase in revenues from mining operations as a result of higher gold prices, partially offset by lower sales volumes mainly at Fosterville and Canadian Malartic.
Gold production decreased to 873,794 ounces in the first quarter of 2025 compared with 878,652 ounces in the first quarter of 2024, primarily due to decreased gold production from Canadian Malartic, Fosterville, La India and Pinos Altos, partially offset by increased gold production at LaRonde, Macassa and Meadowbank.
Cash provided by operating activities increased to $1,044.2 million in the first quarter of 2025 compared with $783.2 million in the first quarter of 2024, primarily due to higher operating margins, partially offset by less favourable working capital movements between periods.
Free cash flow1 increased to $594.1 million in the first quarter of 2025 compared with $395.6 million in the first quarter of 2024, primarily due to higher operating margins, partially offset by less favourable working capital movements between periods. Free cash flow before changes in non-cash components of working capital1 increased to $759.3 million in the first quarter of 2025 compared with $389.5 million in the first quarter of 2024 due to higher operating margins in the current period, partially offset by greater capital expenditures between periods.

1
Adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, operating margin, free cash flow and free cash flow before changes in non-cash components of working capital are non-GAAP measures or ratios that are not standardized financial measures under IFRS. For reconciliation of these measures to the most directly comparable financial measure under IFRS, and a discussion of their composition and usefulness, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
The table below sets out variances in the key drivers of net income for the three months ended March 31, 2025, compared with the three months ended March 31, 2024:
(millions of United States dollars)	Three Months Ended March 31, 2025 vs. Three Months Ended March 31, 2024
Increase in revenues from mining operations	$638.4
Decrease in production costs due to effects of foreign currencies	34.4
Increase in production costs	(18.5)
Decrease in exploration and corporate development expenses	9.4
Increase in amortization of property, plant and mine development	(59.6)
Increase in general and administrative expenses	(12.6)
Decrease in finance costs	13.8
Change in derivative financial instruments	114.8
Change in non-cash foreign currency translation	(4.4)
Increase in care and maintenance	(2.9)
Increase in other expenses	(7.3)
Increase in income and mining taxes	(238.0)
Total net income variance	$467.5
Three Months Ended March 31, 2025 vs. Three Months Ended March 31, 2024
Revenues from mining operations increased to $2,468.2 million in the first quarter of 2025, compared with $1,829.8 million in the first quarter of 2024, primarily due to a 40.2% increase in the average realized price of gold, partially offset by a 4.1% decrease in sales volume of gold primarily due to lower sales volume from Fosterville, Canadian Malartic, La India, Detour Lake and Meliadine, partially offset by higher gold sales volume from Meadowbank and Macassa.
Production costs were $767.7 million in the first quarter of 2025, a 2.0% decrease compared with $783.6 million in the first quarter of 2024, primarily due to the contribution of lower production costs at La India transitioning into pre-closure activities in 2025. During the first quarter of 2025, decreased production costs at Meliadine, LaRonde and Canadian Malartic were offset by increased production costs at Meadowbank and Pinos Altos. The overall decrease in production costs is mainly attributed to the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalties arising from higher gold prices.
Total cash costs per ounce of gold produced amounted to $903 on a by-product basis2 and $946 on a co-product basis2 in the first quarter of 2025 compared with $901 on a by-product basis and $930 on a co-product basis in the first quarter of 2024. The increase in cash costs per ounce on both a by-product and co-product basis is primarily due to increased total cash costs per ounce of gold produced at Fosterville, Canadian Malartic and Detour, partially offset by decreased cash costs per ounce of gold produced at LaRonde and Macassa.
Exploration and corporate development expenses decreased to $41.8 million in the first quarter of 2025, compared with $51.2 million in the first quarter of 2024, primarily due to lower exploration expenses at LaRonde, Canadian Malartic and Hope Bay.
Amortization of property, plant and mine development increased by $59.6 million to $416.8 million between the first quarter of 2024 and the first quarter of 2025, primarily due to higher amortization at Canadian Malartic, LaRonde and Meadowbank, partially offset by lower amortization at Macassa and La India.

2
Total cash costs per ounce of gold on both a by-product and co-product basis are non-GAAP measures that are not standardized financial measures under IFRS. For a reconciliation of these measures to production costs and a discussion of the composition and usefulness of these measures, see Non-GAAP Financial Performance Measures.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
General and administrative expenses increased to $60.7 million during the first quarter of 2025, compared with $48.1 million during the first quarter of 2024 primarily due to an increase in employee compensation costs between periods.
Gain on derivative financial instruments increased to $68.9 million during the first quarter of 2025, compared with a loss of $45.9 million during the first quarter of 2024, primarily due to an increase in unrealized gains on the Company’s currency derivatives and an increase in the market value of the Company’s warrants between periods.
In the first quarter of 2025, the Company recorded income and mining taxes expense of $379.8 million on income before income and mining taxes of $1,194.6 million, resulting in an effective tax rate of 31.8%. In the first quarter of 2024, the Company recorded income and mining taxes expense of $141.9 million on income before income and mining taxes of $489.0 million, resulting in an effective tax rate of 29.0%. The increase in the effective tax rate between the first quarter of 2025 and the first quarter of 2024 is primarily due to the increase in the mining taxes as a result of the overall increase in the operational profitability of the mining operations.
There are several factors that can significantly impact the Company’s effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company’s operating jurisdictions. As a result of these factors, the Company’s effective tax rate is expected to continue to fluctuate in future periods.
LaRonde mine
	Three Months Ended
LaRonde mine — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		371		413
Tonnes of ore milled per day		4,122		4,538
Gold grade (g/t)		6.55		4.25
Gold production (ounces)		72,369		51,815
Production costs per tonne (C$)	C$	249	C$	247
Minesite costs per tonne (C$)	C$	218	C$	197
Production costs per ounce		$892		$1,458
Total cash costs per ounce		$633		$1,028
Gold production
First Quarter of 2025 — At the LaRonde mine, gold production increased by 39.7% to 72,369 ounces in the first quarter of 2025, compared with 51,815 ounces in the first quarter of 2024, primarily due to higher gold grades as a result of mining sequencing, partially offset by lower throughput levels.
Production costs
First Quarter of 2025 — Production costs at the LaRonde mine were $64.5 million in the first quarter of 2025, a decrease of 14.6% compared with production costs of $75.6 million in the first quarter of 2024, primarily due to the timing of inventory sales, lower mining and milling costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalty costs.
Production costs per tonne increased when compared to the prior-year period mainly due to the lower volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for decreased production costs and increased ounces of gold produced in the current period.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reason outlined above regarding the increase in production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period primarily for the same reasons as the decrease in production costs per ounce.
LZ5
	Three Months Ended
LZ5 — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		304		267
Tonnes of ore milled per day		3,378		2,934
Gold grade (g/t)		2.08		2.10
Gold production (ounces)		19,122		16,549
Production costs per tonne (C$)	C$	104	C$	95
Minesite costs per tonne (C$)	C$	100	C$	97
Production costs per ounce		$1,156		$1,149
Total cash costs per ounce		$1,169		$1,180
Gold production
First Quarter of 2025 — At LZ5, gold production increased by 15.5% to 19,122 ounces in the first quarter of 2025 compared with 16,549 ounces in the first quarter of 2024, primarily due to higher throughput levels in the current quarter due to a planned shutdown for the Carbon-in-Leach tanks upgrade in the prior-year period.
Production costs
First Quarter of 2025 — Production costs at LZ5 were $22.1 million in the first quarter of 2025, a increase of 16.2% compared with production costs of $19.0 million in the first quarter of 2024, primarily due to higher milling and royalty costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to higher milling and royalty costs partially offset by the higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for increased production costs, partially offset by additional ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above regarding the increase in production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period primarily due to increased amount of gold produced as a result of higher throughput levels and the timing of inventory sales.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
LaRonde
	Three Months Ended
LaRonde — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		675		680
Tonnes of ore milled per day		7,500		7,473
Gold grade (g/t)		4.53		3.41
Gold production (ounces)		91,491		68,364
Production costs per tonne (C$)	C$	183	C$	187
Minesite costs per tonne (C$)	C$	165	C$	158
Production costs per ounce		$947		$1,383
Total cash costs per ounce		$745		$1,065
Gold production
First Quarter of 2025 — Gold production at LaRonde increased when compared to the prior-year period due to higher gold grades expected under the mining sequence and higher volumes of ore milled at LZ5, partially offset by lower volumes of ore milled at the LaRonde mine.
Production costs
First Quarter of 2025 — Production costs at LaRonde decreased by 8.4% in the first quarter of 2025 when compared with the first quarter of 2024, primarily due to the timing of inventory sales, lower mining and milling costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period primarily due to lower mining costs, partially offset by higher royalty costs. Production costs per ounce decreased when compared to the prior-year period primarily due to the additional ounces of gold produced in the current period and the same reasons outlined above for production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period primarily due to lower stockpile build-up in the current period. Total cash costs per ounce decreased when compared to the prior-year period primarily for the same reasons as the decrease in production costs per ounce.
Canadian Malartic
	Three Months Ended
Canadian Malartic — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		4,865		5,173
Tonnes of ore milled per day		54,056		56,846
Gold grade (g/t)		1.10		1.21
Gold production (ounces)		159,773		186,906
Production costs per tonne (C$)	C$	35	C$	33
Minesite costs per tonne (C$)	C$	44	C$	42
Production costs per ounce		$747		$677
Total cash costs per ounce		$927		$850

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Gold production
First Quarter of 2025 — At Canadian Malartic, gold production decreased by 14.5% to 159,773 ounces in the first quarter of 2025 compared with 186,906 ounces in the first quarter of 2024, primarily due to lower grades as per the mining sequence and an increased sourcing of ore processed from the low grade stockpiles, and lower throughput.
Production costs
First Quarter of 2025 — Production costs at Canadian Malartic were $119.3 million in the first quarter of 2025, a decrease of 5.8% compared with production costs of $126.6 million in the first quarter of 2024. The decrease is mainly attributed to lower open-pit mining costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalty costs and the timing of inventory sales in the current period.
Production costs per tonne increased when compared to the prior-year period primarily due to lower volume of ore milled. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period mainly due to the lower volume of ore milled. Total cash costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the current period.
Goldex
During February 2024, Akasaba West achieved commercial production, so the information set out below for Goldex for the period ended March 31, 2024 only includes one month of production from Akasaba West.
	Three Months Ended
Goldex — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		792		760
Tonnes of ore milled per day		8,800		8,352
Gold grade (g/t)		1.41		1.64
Gold production (ounces)		30,016		34,388
Production costs per tonne (C$)	C$	63	C$	59
Minesite costs per tonne (C$)	C$	63	C$	60
Production costs per ounce		$1,155		$965
Total cash costs per ounce		$959		$948
Gold production
First Quarter of 2025 — At Goldex, gold production decreased by 12.7% to 30,016 ounces in the first quarter of 2025, compared with 34,388 ounces in the first quarter of 2024, primarily due to lower grades, partially offset by higher throughput as a result of the additional contribution from Akasaba West.
Production costs
First Quarter of 2025 — Production costs at Goldex were $34.7 million in the first quarter of 2025, an increase of 4.4% compared with production costs of $33.2 million in the first quarter of 2024, primarily due to a stockpile build-up in the current quarter compared to the consumption of stockpiles in the comparative

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
period, partially offset by lower underground production costs and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period for the same reasons described above for production costs, partially offset by higher volume of ore milled in the current period. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for production costs as well as lower gold grades.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by fewer ounces of gold produced in the current period.
Detour Lake
	Three Months Ended
Detour Lake — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		6,630		6,502
Tonnes of ore milled per day		73,667		71,451
Gold grade (g/t)		0.81		0.82
Gold production (ounces)		152,838		150,751
Production costs per tonne (C$)	C$	29	C$	27
Minesite costs per tonne (C$)	C$	31	C$	27
Production costs per ounce		$883		$875
Total cash costs per ounce		$946		$871
Gold production
First Quarter of 2025 — At Detour Lake, gold production increased by 1.4% to 152,838 ounces in the first quarter of 2025 compared with 150,751 ounces in the first quarter of 2024, primarily due to higher throughput, partially offset by slightly lower gold grades from processing lower grade stockpiles that were expected to be processed later in 2025.
Production costs
First Quarter of 2025 — Production costs at Detour Lake were $134.9 million in the first quarter of 2025, an increase of 2.3% compared with production costs of $131.9 million in the first quarter of 2024, primarily due to higher mine and mill maintenance costs, higher royalty costs and a lower stockpile build-up in the current period, partially offset by the timing of inventory sales, a higher deferred stripping ratio and the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period primarily due to the higher mine and mill maintenance costs, higher royalty costs and the lower stockpile build-up in the period, partially offset by the higher deferred stripping ratio and higher throughput levels. Production costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for the increase in production costs, partially offset by more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons as the higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Macassa
	Three Months Ended
Macassa — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		148		134
Tonnes of ore milled per day		1,644		1,473
Gold grade (g/t)		18.50		16.27
Gold production (ounces)		86,028		68,259
Production costs per tonne (C$)	C$	483	C$	483
Minesite costs per tonne (C$)	C$	536	C$	493
Production costs per ounce		$579		$698
Total cash costs per ounce		$645		$711
Gold production
First Quarter of 2025 — Gold production increased by 26.0% to 86,028 ounces in the first quarter of 2025 compared with 68,259 ounces in the first quarter of 2024, primarily due to higher gold grades than anticipated under the mining sequence and higher throughput as a result of increased productivity from a larger workforce, new ventilation infrastructure and improved equipment availability.
Production costs
First Quarter of 2025 — Production costs were $49.8 million in the first quarter of 2025, an increase of 4.6% compared with production costs of $47.6 million in the first quarter of 2024, primarily due to higher milling and royalty costs, partially offset by the weakening of the Canadian dollar relative to the US dollar between periods.
Production costs per tonne remained the same when compared to the prior-year period, with the higher production costs offset by the higher volume of ore milled in the current period. Production costs per ounce decreased when compared to the prior-year period due increased ounces of gold produced in the current period, partially offset by higher production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to higher royalty costs and higher milling costs, partially offset by the higher volume of ore milled in the current period. Total cash costs per ounce decreased when compared to the prior-year period due to the higher gold grades in the current period, partially offset by higher minesite cost per tonne.
Meliadine
	Three Months Ended
Meliadine — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		558		496
Tonnes of ore milled per day		6,200		5,451
Gold grade (g/t)		5.67		6.24
Gold production (ounces)		98,512		95,725
Production costs per tonne (C$)	C$	213	C$	254
Minesite costs per tonne (C$)	C$	229	C$	245
Production costs per ounce		$851		$976
Total cash costs per ounce		$920		$942

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Gold production
First Quarter of 2025 — At Meliadine, gold production increased by 2.9% to 98,512 ounces in the first quarter of 2025 compared with 95,725 ounces in the first quarter of 2024, primarily due to higher throughput, partially offset by lower gold grades.
Production costs
First Quarter of 2025 — Production costs at Meliadine were $83.8 million in the first quarter of 2025, a decrease of 10.3% compared with production costs of $93.5 million in the first quarter of 2024, primarily due to the timing of inventory sales, lower milling and mining costs and the weakening of the Canadian dollar relative to the US dollar between periods, partially offset by higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period primarily due to the higher volume of ore milled in the current period and lower milling and mining costs. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the decrease in production costs and more ounces of gold produced in the current period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Meadowbank
	Three Months Ended
Meadowbank — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		1,037		1,071
Tonnes of ore milled per day		11,522		11,769
Gold grade (g/t)		4.63		4.09
Gold production (ounces)		140,126		127,774
Production costs per tonne (C$)	C$	174	C$	143
Minesite costs per tonne (C$)	C$	171	C$	151
Production costs per ounce		$906		$893
Total cash costs per ounce		$897		$937
Gold production
First Quarter of 2025 — Gold production increased by 9.7% to 140,126 ounces in the first quarter of 2025, compared with 127,774 ounces in the first quarter of 2024, primarily due to higher gold grades as expected under the mine plan, in addition to a change in mine sequencing to accelerate higher grade areas of the mine, partially offset by lower throughput.
Production costs
First Quarter of 2025 — Production costs were $127.0 million in the first quarter of 2025, a increase of 11.2% compared with production costs of $114.2 million in the first quarter of 2024, primarily due to a lower build-up of stockpiles between periods and the timing of inventory sales, partially offset by lower mining, milling and site consumable costs, a higher deferred stripping ratio and the weakening of the Canadian dollar relative to the US dollar between periods.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Production costs per tonne increased when compared to the prior-year period primarily due to lower build-up of stockpiles between periods and lower volume of ore milled in the current period, partially offset by the higher deferred stripping ratio. Production costs per ounce increased when compared to the prior-year period due to the lower build-up in stockpiles between periods, partially offset by higher gold grades.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the higher gold grades and the timing of inventory sales, partially offset by the higher minesite cost per tonne.
Fosterville
	Three Months Ended
Fosterville — Operating Statistics	March 31, 2025		March 31, 2024
Tonnes of ore milled (thousands)		163		172
Tonnes of ore milled per day		1,811		1,890
Gold grade (g/t)		8.63		10.51
Gold production (ounces)		43,615		56,569
Production costs per tonne (A$)	A$	319	A$	301
Minesite costs per tonne (A$)	A$	345	A$	275
Production costs per ounce		$758		$595
Total cash costs per ounce		$813		$537
Gold production
First Quarter of 2025 — At Fosterville, gold production decreased by 22.9% to 43,615 ounces in the first quarter of 2025 compared with 56,569 ounces in the first quarter of 2024, primarily due to lower grades expected with the depletion of the high-grade Swan zone in 2024, and lower throughput.
Production costs
First Quarter of 2025 — Production costs were $33.0 million in the first quarter of 2025, a decrease of 1.8% compared with production costs of $33.7 million in the first quarter of 2024, primarily due to lower mining and milling costs, partially offset by higher royalty costs.
Production costs per tonne increased when compared to the prior-year period due to lower throughput. Production costs per ounce increased when compared to the prior-year period primarily due to fewer ounces of gold produced in the period.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reason as the higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above regarding the higher production costs per ounce.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Kittila
	Three Months Ended
Kittila — Operating Statistics	March 31, 2025	March 31, 2024
Tonnes of ore milled (thousands)	522	482
Tonnes of ore milled per day	5,800	5,297
Gold grade (g/t)	3.88	4.31
Gold production (ounces)	54,104	54,581
Production costs per tonne (€)	€102	€113
Minesite costs per tonne (€)	€99	€112
Production costs per ounce	$1,032	$1,082
Total cash costs per ounce	$1,012	$1,070
Gold production
First Quarter of 2025 — At Kittila, gold production decreased by 0.9% to 54,104 ounces in the first quarter of 2025, compared with 54,581 ounces in the first quarter of 2024, primarily due to lower gold grades expected under the mining sequence, partially offset by higher throughput as the prior-year period throughput was affected by the planned annual maintenance of the autoclave.
Production costs
First Quarter of 2025 — Production costs at Kittila were $55.8 million in the first quarter of 2025, a decrease of 5.4% compared with production costs of $59.0 million in the first quarter of 2024, due to lower mill maintenance and mining costs, partially offset by higher royalty costs.
Production costs per tonne decreased when compared to the prior-year period due to the higher volume of ore milled in the current period and for the same reasons outlined above for lower production costs. Production costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for the decrease in production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per tonne. Total cash costs per ounce decreased when compared to the prior-year period due to the same reasons outlined above for lower production costs per ounce.
Pinos Altos
	Three Months Ended
Pinos Altos — Operating Statistics	March 31, 2025	March 31, 2024
Tonnes of ore milled (thousands)	381	426
Tonnes of ore milled per day	4,233	4,681
Gold grade (g/t)	1.48	1.89
Gold production (ounces)	17,291	24,725
Production costs per tonne	$112	$78
Minesite costs per tonne	$118	$94
Production costs per ounce	$2,470	$1,351
Total cash costs per ounce	$2,170	$1,348

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Gold production
First Quarter of 2025 — At Pinos Altos, gold production decreased by 30.1% to 17,291 ounces in the first quarter of 2025, compared with 24,725 ounces in the first quarter of 2024, primarily due to lower gold grades as expected under the mining sequence and lower throughput in the current period.
Production costs
First Quarter of 2025 — Production costs at Pinos Altos were $42.7 million in the first quarter of 2025, an increase of 27.8% compared with production costs of $33.4 million in the first quarter of 2024, primarily due to higher underground mining and royalty costs and the timing of inventory sales, partially offset by the weakening of the Mexican Peso relative to the US dollar between periods.
Production costs per tonne increased when compared to the prior-year period due to the lower volume of ore milled in the current period and higher mining and royalty costs. Production costs per ounce increased when compared to the prior-year period due to fewer ounces of gold produced in the current period and the same reasons outlined above for production costs.
Minesite cost per tonne and total cash costs per ounce
First Quarter of 2025 — Minesite costs per tonne increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per tonne. Total cash costs per ounce increased when compared to the prior-year period due to the same reasons outlined above for higher production costs per ounce.
Balance Sheet Review
(thousands of United States dollars)	As at March 31, 2025	As at December 31, 2024
Current assets	$2,932,476	$2,805,281
Non-current assets	27,661,628	27,181,737
Total assets	$30,594,104	$29,987,018
Current liabilities	$1,237,258	$1,511,965
Non-current liabilities	7,714,994	7,642,153
Total liabilities	$8,952,252	$9,154,118
Total assets of $30.6 billion as at March 31, 2025 increased by $0.6 billion, compared with total assets of $30.0 billion as at December 31, 2024. The Company’s total assets are primarily comprised of non-current assets such as property, plant and mine development and goodwill. The increase in total assets is primarily due to an increase in investments, cash and cash equivalents and property, plant and mine development.
Total liabilities of $9.0 billion at March 31, 2025 decreased by $0.2 billion compared with total liabilities of $9.2 billion at December 31, 2024. The decrease in total liabilities is primarily due to a decrease in income taxes payable between periods. The Company’s total liabilities are primarily comprised of non-current liabilities such as deferred income and mining tax liabilities, long-term debt and reclamation provisions.
While the Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including where used for capital expenditures) and input costs, the contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. As at March 31, 2025, the Company had outstanding currency derivative contracts related to $4,108.4 million of 2025 and 2026 expenditures (December 31, 2024 — $4,006.5 million) and diesel fuel derivative contracts related to 26.0 million gallons of heating oil (December 31, 2024 — 28.0 million).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Liquidity and Capital Resources
As at March 31, 2025, the Company’s cash and cash equivalents totaled $1,138.3 million compared with $926.4 million as at December 31, 2024. The Company’s policy is to invest excess cash in what the Company believes to be highly liquid investments of high credit quality to attempt to reduce risks associated with these investments. Investments with remaining maturities of less than three months at the time of purchase are classified as cash equivalents. The Company’s decisions regarding the length of maturities it holds are based on cash flow requirements, rates of return and other factors.
Working capital (current assets less current liabilities) increased to $1,695.2 million as at March 31, 2025, compared with $1,293.3 million as at December 31, 2024, primarily due to a $211.9 million increase in cash and cash equivalents as a result of higher realized gold prices and an increase in the sales volume of gold. The Company also used the cash it generated during the first quarter of 2025 to reduce income taxes payable and accounts payable by $168.4 million and $86.4 million, respectively. These movements in working capital were partially offset by a $64.1 million decrease in inventories.
In February 2025, Moody’s revised its rating outlook for the Company to positive from stable and re-affirmed the Company’s long-term issuer rating of Baa1, reflecting the Company’s strengthening credit profile and financial position.
Subject to various risks and uncertainties, including those set out in this MD&A, in the Annual MD&A and in the Company’s AIF, the Company believes it will generate sufficient cash flow from operations and has adequate cash and debt facilities available to finance its current operations, working capital requirements, contractual obligations, debt maturities, planned capital expenditure and exploration programs. While the Company believes its capital resources will be sufficient to satisfy all its mandatory and discretionary commitments, the Company may choose to decrease certain of its discretionary expenditure commitments, which include certain capital expenditures and exploration and corporate development expenses, should unexpected financial circumstances arise in the future. See “Risk Profile” in this MD&A for further details.
Operating Activities
Cash provided by operating activities increased to $1,044.2 million in the first quarter of 2025 compared with $783.2 million in the first quarter of 2024 primarily due to an increase in revenues from mining operations as a result of a 40.2% increase in the average realized price of gold, between periods.
Investing Activities
Cash used in investing activities in the first quarter of 2025 increased to $649.9 million compared with $413.0 million of cash used in the first quarter of 2024, primarily due to the acquisition of O3 Mining in the first quarter of 2025, higher capital expenditures and purchases of equity investments between periods.
In the first quarter of 2025, the Company purchased $68.1 million in equity securities and other investments compared with $24.0 million in the first quarter of 2024. The Company’s equity securities and other investments consist primarily of investments in common shares and share purchase warrants of entities in the mining industry.
Financing Activities
Cash used in financing activities of $183.0 million in the first quarter of 2025 was consistent with the first quarter of 2024.
The Company issued common shares for net proceeds of $61.8 million in the first quarter of 2025, compared with $16.8 million in the first quarter of 2024, attributable to issuances under the employee stock option plan, the incentive share purchase plan and the dividend reinvestment plan.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
During the first quarter of 2025, the Company repurchased 488,047 common shares for $50.0 million at an average price of $102.44 under the normal course issuer bid (“NCIB”). During the first quarter of 2024, the Company repurchased 375,000 common shares for $19.9 million at an average price of $52.99 under the NCIB. The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms and intends to increase the limit of purchases under the NCIB to $1 billion of common shares.
On February 13, 2025, Agnico Eagle declared a quarterly cash dividend of $0.40 per common share paid on March 14, 2025 to holders of record of the common shares of the Company as of February 28, 2025. Agnico Eagle has declared a cash dividend every year since 1983. In the first quarter of 2025, the Company paid dividends of $175.6 million compared to $157.3 million paid in the first quarter of 2024. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.
In the first quarter of 2025, the Company did not utilize its Credit Facility. In the first quarter of 2024, the Company drew down and repaid $600.0 million on its Credit Facility. As at March 31, 2025, the Company’s outstanding balance under the Credit Facility was nil. Credit Facility availability is reduced by outstanding letters of credit at that date, which were $23.5 million as at March 31, 2025, resulting in $1,976.5 million available for future drawdown.
The Company has six uncommitted letter of credit facilities with certain Canadian financial institutions (the “LC Facilities”). At March 31, 2025, amounts available under these letter of credit facilities are as follows; C$400.0 million, C$320.0 million, C$200.0 million, C$200.0 million. C$200.0 million and C$150.0 million. As at March 31, 2025, the aggregate undrawn face amount of letters of credit under the LC Facilities was $724.6 million. As at March 31, 2025, the Company has indemnity agreements with three companies for the issuance of surety bonds of which $325.7 million of such surety bonds have been issued under these agreements.
The Company was in compliance with all covenants contained in the Credit Facility, the LC Facilities, and the $1,150.0 million of its guaranteed senior unsecured notes as at March 31, 2025.
Risk Profile
The Company is subject to significant risks, including fluctuations in commodity prices, foreign exchange rates and other risks due to the inherent nature of the business of exploration, development and mining of properties with precious metals. Changes in economic conditions and volatile financial markets may have a significant impact on Agnico Eagle’s cost and availability of financing and overall liquidity. The volatility in gold prices directly affects Agnico Eagle’s revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. For a more comprehensive discussion of these and other risks, see “Risk Factors” in the AIF filed on the CSA’s SEDAR website and with the SEC as part of the Form 40-F.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”).
ICFR is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) in order to assess the effectiveness of the Company’s ICFR.
DC&P form a broader framework designed to provide reasonable assurance that information required to be disclosed by the Company in its annual and interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time frame specified in securities legislation and

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
includes controls and procedures designed to ensure that information required to be disclosed by the Company in its annual and interim filings and other reports submitted under securities legislation is accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure.
Together, the ICFR and DC&P frameworks provide internal control over financial reporting and disclosure. The Company maintains disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be disclosed in the Company’s annual and interim filings and other reports filed under securities legislation is accumulated and communicated in a timely fashion. Due to their inherent limitations, the Company acknowledges that, no matter how well designed, ICFR and DC&P can provide only reasonable assurance of achieving the desired control objectives and as such may not prevent or detect all misstatements. Further, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There have been no significant changes in our internal controls during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
Non-GAAP Financial Performance Measures
This MD&A discloses certain financial performance measures and ratios, including adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA, free cash flow, free cash flow before changes in working capital, total cash costs per ounce (on both a by-product and co-product basis), minesite costs per tonne, all-in sustaining costs per ounce (on both a by-product and co-product basis), operating margin, sustaining capital expenditures, development capital expenditures, sustaining capitalized exploration, development capitalized exploration, that are not recognized measures or ratios under IFRS. These measures and ratios may not be comparable to similar measures or ratios reported by other gold producers. Non-GAAP financial performance measures and ratios should be considered together with other data prepared in accordance with IFRS.
Adjusted Net Income and Adjusted Net Income Per Share
Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the condensed interim consolidated statements of income for the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted net income is calculated by adjusting net income for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments. Adjusted net income per share is calculated by dividing adjusted net income by the weighted average number of shares outstanding on a basic and diluted basis.
The Company believes that these generally accepted industry measures are useful to investors in that they allow for the evaluation of the results of continuing operations and in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company’s continuing income generating capabilities from its core mining business, excluding the above adjustments, which the Company believes are not reflective of operational performance. Management uses this measure to, and believes it is useful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
The following table sets out the calculation of adjusted net income and adjusted net income per share for the three months ended March 31, 2025 and March 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
Net income for the period — basic	$814,731	$347,192
Dilutive impact of cash settling LTIP	—	364
Net income for the period — diluted	$814,731	$347,556
Foreign currency translation gain	(60)	(4,547)
Realized and unrealized (gain) loss on derivative financial instruments	(68,859)	45,935
Environmental remediation	7,730	1,799
Net loss on disposal of property, plant and equipment	5,646	3,547
Purchase price allocation to inventory	1,068	—
Impairment loss(i)	10,554	—
Income and mining taxes adjustments(ii)	(703)	(16,455)
Adjusted net income for the period — basic	$770,107	$377,471
Adjusted net income for the period — diluted	$770,107	$377,835
Net income per share — basic	$1.62	$0.70
Net income per share — diluted	$1.62	$0.70
Adjusted net income per share — basic	$1.53	$0.76
Adjusted net income per share — diluted	$1.53	$0.76

Notes:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

(ii)
Income and mining taxes adjustments reflect items such as foreign currency translation recorded to the income and mining taxes expense, the impact of income and mining taxes on adjusted items, recognition of previously unrecognized capital losses, the result of income and mining taxes audits, impact of tax law changes and adjustments to prior period tax filings.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adjusting net income for finance costs, amortization of property, plant and mine development and income and mining tax expense line items as reported in the condensed interim consolidated statements of income.
Adjusted EBITDA removes the effects of certain items that the Company believes are not reflective of the Company’s underlying performance for the reporting period. Adjusted EBITDA is calculated by adjusting the EBITDA calculation for items such as foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, severance and transaction costs related to acquisitions, revaluation gains and losses, environmental remediation, gains or losses on the disposal of assets, purchase price allocations to inventory, impairment loss charges and reversals, retroactive payments, and income and mining taxes adjustments.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the cash generating capability of the Company to fund its working capital, capital expenditure and debt repayments. EBITDA and Adjusted EBITDA are intended to provide investors with information about the Company’s continuing cash generating capability from its core mining business, excluding the above adjustments, which management believes are not reflective of operational performance. Management uses these measures to, and believes it is useful to investors so they can, understand and monitor the cash generating capability of the Company in conjunction with other data prepared in accordance with IFRS.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
The following table sets out the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2025 and March 31, 2024.
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
Net income for the period	$814,731	$347,192
Finance costs	22,444	36,265
Amortization of property, plant and mine development	416,800	357,225
Income and mining tax expense	379,840	141,856
EBITDA	1,633,815	882,538
Foreign currency translation gain	(60)	(4,547)
Realized and unrealized (gain) loss on derivative financial instruments	(68,859)	45,935
Environmental remediation	7,730	1,799
Net loss on disposal of property. plant and equipment	5,646	3,547
Purchase price allocation to inventory	1,068	—
Impairment loss(i)	10,554	—
Adjusted EBITDA	$1,589,894	$929,272

Note:
(i)
Relates to the Company’s ownership percentage of an impairment loss recorded by an associate.

Free Cash Flow and Free Cash Flow before Changes in Non-Cash Components of Working Capital
Free cash flow is calculated by deducting additions to property, plant and mine development from the cash provided by operating activities line item as recorded in the condensed interim consolidated statements of cash flows.
Free cash flow before changes in non-cash components of working capital is calculated by excluding items such as the effect of changes in non-cash components of working capital from free cash flow, which includes income taxes, inventory, other current assets, accounts payable and accrued liabilities and interest payable.
The Company believes that these generally accepted industry measures are useful in that they allow for the evaluation of the Company’s ability to repay creditors and return cash to shareholders without relying on external sources of funding. Free cash flow and free cash flow before changes in non-cash components of working capital also provide investors with information about the Company’s financial position and its ability to generate cash to fund operational and capital requirements as well as return cash to shareholders. Management uses these measures in conjunction with other data prepared in accordance with IFRS to, and believes it is useful to investors so they can, understand and monitor the cash generating ability of the Company.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
The following table sets out the calculation of free cash flow and free cash flow before changes in non-cash components of working capital for the three months ended March 31, 2025 and March 31, 2024.
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
Cash provided by operating activities	$1,044,246	$783,175
Additions to property, plant and mine development	(450,124)	(387,587)
Free cash flow	594,122	395,588
Changes in income taxes	176,739	(376)
Changes in inventory	(30,917)	(28,172)
Changes in other current assets	(31,390)	(26,618)
Changes in accounts payable and accrued liabilities	62,492	53,990
Changes in interest payable	(11,780)	(4,931)
Free cash flow before changes in non-cash components of working capital	$759,266	$389,481
Total Cash Costs per Ounce and Minesite Costs per Tonne
Total cash costs per ounce is calculated on a per ounce of gold produced basis and is reported on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues). Total cash costs per ounce on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with mergers and acquisitions on inventory accounting, realized gains and losses on hedges of production costs and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of certain portions of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced. Given the nature of the fair value adjustment on inventory related to mergers and acquisitions and the use of the total cash costs per ounce measures to reflect the cash generating capabilities of the Company’s operations, the calculation of total cash costs per ounce for Canadian Malartic have been adjusted for the effects of purchase price allocation. Investors should note that total cash costs per ounce is not reflective of all cash expenditures, as it does not include income tax payments, interest costs or dividend payments. Total cash costs per ounce on a co-product basis is calculated in the same manner as total cash costs per ounce on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.
Total cash costs per ounce is intended to provide investors with information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to, and believes they are useful to investors so investors can, understand and monitor the performance of the Company’s mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce on a by-product basis measure allows management and investors to assess a mine’s cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne as these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Agnico Eagle’s primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.
Unless otherwise indicated, total cash costs per ounce is reported on a by-product basis. Total cash costs per ounce is reported on a by-product basis because (i) the majority of the Company’s revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis.
Minesite costs per tonne are calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income for inventory production costs and other adjustments, and then dividing by tonnage of ore processed. As the total cash costs per ounce can be affected by fluctuations in by — product metal prices and foreign exchange rates, management believes that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs and other data prepared in accordance with IFRS.
The following table sets out the production costs per minesite for the three months ended March 31, 2025 and March 31, 2024, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Total Production Costs by Mine
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
LaRonde mine	$64,532	$75,556
LZ5	22,112	19,022
LaRonde	86,644	94,578
Canadian Malartic	119,289	126,576
Goldex	34,656	33,182
Quebec	240,589	254,336
Detour Lake	134,946	131,905
Macassa	49,826	47,648
Ontario	184,772	179,553
Meliadine	83,822	93,451
Meadowbank	126,967	114,162
Nunavut	210,789	207,613
Fosterville	33,040	33,654
Australia	33,040	33,654
Kittila	55,833	59,038
Finland	55,833	59,038
Pinos Altos	42,710	33,407
La India	—	15,984
Mexico	42,710	49,391
Production costs per the condensed interim consolidated statements of income	$767,733	$783,585

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
The following tables set out a reconciliation of total cash costs per ounce (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs for the three months ended March 31, 2025 and March 31, 2024, exclusive of amortization, as presented in the condensed interim consolidated statements of income in accordance with IFRS.
Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine
Three Months Ended March 31, 2025
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)(i)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(ii)	Realized gains and losses on hedges ($)	In-kind royalty ($)(iii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	72,369	64,532	892	(3,935)	522	—	1,875	870	(17,180)	633
LZ5	19,122	22,112	1,156	(813)	191	—	904	1,171	(42)	1,169
LaRonde	91,491	86,644	947	(4,748)	713	—	2,779	933	(17,222)	745
Canadian Malartic	159,773	119,289	747	5,395	1,136	24,588	270	943	(2,589)	927
Goldex	30,016	34,656	1,155	108	301	—	967	1,200	(7,249)	959
Quebec	281,280	240,589	855	755	2,150	24,588	4,016	967	(27,060)	871
Detour Lake	152,838	134,946	883	(364)	878	8,700	1,303	952	(888)	946
Macassa	86,028	49,826	579	1,864	719	3,534	87	651	(501)	645
Ontario	238,866	184,772	774	1,500	1,597	12,234	1,390	844	(1,389)	838
Meliadine	98,512	83,822	851	5,859	892	—	84	920	—	920
Meadowbank	140,126	126,967	906	(1,663)	1,158	—	35	903	(750)	897
Nunavut	238,638	210,789	883	4,196	2,050	—	119	910	(750)	907
Fosterville	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Australia	43,615	33,040	758	2,520	—	—	16	816	(114)	813
Kittila	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Finland	54,104	55,833	1,032	(1,106)	174	—	(56)	1,014	(113)	1,012
Pinos Altos	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Mexico	17,291	42,710	2,470	2,200	114	—	259	2,619	(7,762)	2,170
Consolidated	873,794	767,733	879	10,065	6,085	36,822	5,744	946	(37,188)	903

Notes:
(i)
Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Three Months Ended March 31, 2024
(thousands of United States dollars, except as noted)
Mine	Payable gold production (ounces)	Production costs ($)	Production costs per ounce ($)	Inventory adjustments ($)(i)	Realized gains and losses on hedges ($)	In-kind royalty ($)(ii)	Smelting, refining and marketing charges ($)	Total cash costs per ounce (co-product basis) ($)	By-product metal revenues ($)	Total cash costs per ounce (by-product basis) ($)
LaRonde mine	51,815	75,556	1,458	(14,711)	19	—	4,993	1,271	(12,590)	1,028
LZ5	16,549	19,022	1,149	320	6	—	370	1,192	(187)	1,180
LaRonde	68,364	94,578	1,383	(14,391)	25	—	5,363	1,252	(12,777)	1,065
Canadian Malartic	186,906	126,576	677	14,707	52	19,043	447	860	(1,952)	850
Goldex	34,388	33,182	965	457	11	—	370	989	(1,417)	948
Quebec	289,658	254,336	878	773	88	19,043	6,180	968	(16,146)	912
Detour Lake	150,751	131,905	875	(8,186)	58	6,578	1,566	875	(580)	871
Macassa	68,259	47,648	698	(1,089)	23	2,082	75	714	(220)	711
Ontario	219,010	179,553	820	(9,275)	81	8,660	1,641	825	(800)	821
Meliadine	95,725	93,451	976	(3,300)	280	—	(58)	944	(235)	942
Meadowbank	127,774	114,162	893	5,905	546	—	(59)	944	(866)	937
Nunavut	223,499	207,613	929	2,605	826	—	(117)	944	(1,101)	939
Fosterville	56,569	33,654	595	(3,136)	18	—	17	540	(160)	537
Australia	56,569	33,654	595	(3,136)	18	—	17	540	(160)	537
Kittila	54,581	59,038	1,082	(495)	(11)	—	(68)	1,071	(89)	1,070
Finland	54,581	59,038	1,082	(495)	(11)	—	(68)	1,071	(89)	1,070
Pinos Altos	24,725	33,407	1,351	6,655	—	—	318	1,633	(7,050)	1,348
Creston Mascota	28	—	—	—	—	—	—	—	—	—
La India	10,582	15,984	1,510	(234)	—	—	133	1,501	(502)	1,453
Mexico	35,335	49,391	1,398	6,421	—	—	451	1,592	(7,552)	1,379
Consolidated	878,652	783,585	892	(3,107)	1,002	27,703	8,104	930	(25,848)	901

Notes:
(i)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Reconciliation of Production Costs to Minesite Costs per Tonne by Mine
Three Months Ended March 31, 2025
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	371	64,532	C$	92,201	C$	249	C$	(5,137)	C$	—	C$	(6,147)	C$	218
LZ5	304	22,112	C$	31,558	C$	104	C$	(1,014)	C$	—	C$	—	C$	100
LaRonde	675	86,644	C$	123,759	C$	183	C$	(6,151)	C$	—	C$	(6,147)	C$	165
Canadian Malartic	4,865	119,289	C$	169,263	C$	35	C$	7,950	C$	35,400	C$	—	C$	44
Goldex	792	34,656	C$	49,499	C$	63	C$	331	C$	—	C$	—	C$	63
Quebec	6,332	240,589	C$	342,521	C$	54	C$	2,130	C$	35,400	C$	(6,147)	C$	59
Detour Lake	6,630	134,946	C$	191,633	C$	29	C$	13	C$	12,555	C$	—	C$	31
Macassa	148	49,826	C$	71,459	C$	483	C$	2,692	C$	5,108	C$	—	C$	536
Ontario	6,778	184,772	C$	263,092	C$	39	C$	2,705	C$	17,663	C$	—	C$	42
Meliadine	558	83,822	C$	118,780	C$	213	C$	8,727	C$	—	C$	—	C$	229
Meadowbank	1,037	126,967	C$	179,936	C$	174	C$	(2,425)	C$	—	C$	—	C$	171
Nunavut	1,595	210,789	C$	298,716	C$	187	C$	6,302	C$	—	C$	—	C$	191
Fosterville	163	33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Australia	163	33,040	A$	51,973	A$	319	A$	4,181	A$	—	A$	—	A$	345
Kittila	522	55,833		€53,143		€102		€(1,362)		€—		€—		€99
Finland	522	55,833		€53,143		€102		€(1,362)		€—		€—		€99
Pinos Altos	381	42,710		$42,710		$112		$2,314		$—		$—		$118
Mexico	381	42,710		$42,710		$112		$2,314		$—		$—		$118

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory. Included in inventory adjustments for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Three Months Ended March 31, 2024
(thousands of United States dollars, except as noted)
Mine	Tonnes of ore milled (thousands)	Production costs ($)	Production costs in local currency		Local currency production costs per tonne		Inventory adjustments in local currency(i)		In-kind royalty in local currency(ii)		Smelting, refining and marketing charges in local currency		Local currency minesite costs per tonne
LaRonde mine	413	75,556	C$	102,025	C$	247	C$	(20,314)	C$	—	C$	(336)	C$	197
LZ5	267	19,022	C$	25,514	C$	95	C$	432	C$	—	C$	—	C$	97
LaRonde	680	94,578	C$	127,539	C$	187	C$	(19,882)	C$	—	C$	(336)	C$	158
Canadian Malartic	5,173	126,576	C$	170,853	C$	33	C$	20,002	C$	25,637	C$	—	C$	42
Goldex	760	33,182	C$	44,745	C$	59	C$	649	C$	—	C$	—	C$	60
Quebec	6,613	254,336	C$	343,137	C$	52	C$	769	C$	25,637	C$	(336)	C$	56
Detour Lake	6,502	131,905	C$	178,209	C$	27	C$	(10,940)	C$	8,876	C$	—	C$	27
Macassa	134	47,648	C$	64,672	C$	483	C$	(1,416)	C$	2,815	C$	—	C$	493
Ontario	6,636	179,553	C$	242,881	C$	37	C$	(12,356)	C$	11,691	C$	—	C$	36
Meliadine	496	93,451	C$	125,926	C$	254	C$	(4,395)	C$	—	C$	—	C$	245
Meadowbank	1,071	114,162	C$	153,594	C$	143	C$	8,002	C$	—	C$	—	C$	151
Nunavut	1,567	207,613	C$	279,520	C$	178	C$	3,607	C$	—	C$	—	C$	181
Fosterville	172	33,654	A$	51,849	A$	301	A$	(4,630)	A$	—	A$	—	A$	275
Australia	172	33,654	A$	51,849	A$	301	A$	(4,630)	A$	—	A$	—	A$	275
Kittila	482	59,038		€54,479		€113		€(370)		€—		€—		€112
Finland	482	59,038		€54,479		€113		€(370)		€—		€—		€112
Pinos Altos	426	33,407		$33,407		$78		$6,655		$—		$—		$94
La India(iii)	—	15,984		$15,984		$—		$(15,984)		$—		$—		$—
Mexico	426	49,391		$49,391		$116		$(9,329)		$—		$—		$94

Notes:
(i)
This inventory adjustment reflects production costs associated with the portion of production still in inventory.

(ii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iii)
La India’s cost calculations per tonne for the three months ended March 31, 2024 exclude approximately $16.0 million of production costs incurred during the period, following the cessation of mining activities at La India during the fourth quarter of 2023.

All-in Sustaining Costs per Ounce
All-in sustaining costs per ounce (also referred to as “AISC per ounce”) on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced. These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce on a co-product basis is calculated in the same manner as the AISC per ounce on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments, nor does it include non-cash expenditures, such as depreciation and amortization. Unless otherwise indicated, all-in sustaining costs per ounce is reported on a by-product basis (see “Reconciliation of Production Costs to Total Cash Costs per Ounce by Mine” for a discussion of regarding the Company’s use of by-product basis reporting).

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Management believes that AISC per ounce is useful to investors as it reflects total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations and, as such, provides useful information about operating performance. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of AISC per ounce on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider using, these measures in conjunction with data prepared in accordance with IFRS and minesite costs per tonne, as this measure is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.
The Company follows the guidance on calculation of AISC per ounce released by the World Gold Council (“WGC”) in 2018. The WGC is a non-regulatory market development organization for the gold industry that has worked closely with its member companies to develop guidance in respect of relevant non-GAAP measures. Notwithstanding the Company’s adoption of the WGC’s guidance, AISC per ounce reported by the Company may not be comparable to data reported by other gold mining companies.
The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce for the three months ended March 31, 2025 and March 31, 2024 on both a by-product basis (deducting by-product metal revenues from production costs) and a co-product basis (without deducting by-product metal revenues).
Reconciliation of Production Costs to All-in Sustaining Costs per Ounce
	Three Months Ended March 31,
(United States dollars per ounce, except where noted)	2025	2024
Production costs per the condensed interim consolidated statements of income (thousands of United States dollars)	$767,733	$783,585
Gold production (ounces)(i)	873,794	878,652
Production costs per ounce	$879	$892
Adjustments:
Inventory adjustments(ii)	11	(4)
In-kind royalty(iii)	42	32
Realized gains and losses on hedges of production costs	7	1
Other(iv)	7	9
Total cash costs per ounce (co-product basis)	$946	$930
By-product metal revenues	(43)	(29)
Total cash costs per ounce (by-product basis)	$903	$901
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	196	216
General and administrative expenses (including stock option expense)	69	55
Non-cash reclamation provision and sustaining leases(v)	15	18
All-in sustaining costs per ounce (by-product basis)	$1,183	$1,190
By-product metal revenues	43	29
All-in sustaining costs per ounce (co-product basis)	$1,226	$1,219

Notes:
(i)
Gold production for the three months ended March 31, 2025 excludes 1,811 ounces of payable production of gold at La India and 25 ounces of payable production of gold at Creston Mascota, which were produced from residual leaching.

(ii)
Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue. Included in inventory adjustments

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
for Canadian Malartic is $1.1 million associated with the fair value allocated to inventory on Canadian Malartic as part of the purchase price allocation from the acquisition, on March 31, 2023, of the 50% of Canadian Malartic that Agnico Eagle did not then hold.
(iii)
Relates to costs associated with a 5% in-kind royalty paid in respect of Canadian Malartic, a 2% in-kind royalty paid in respect of Detour Lake, a 1.5% in-kind royalty paid in respect of Macassa.

(iv)
Other adjustments consists of smelting, refining and marketing charges to production costs.

(v)
Sustaining leases are lease payments related to sustaining assets.

Operating Margin
Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the condensed interim consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); care and maintenance expenses; foreign currency translation (gain) loss; environmental remediation costs; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and revaluation gain and impairment losses (reversals). The Company believes that operating margin is a useful measure to investors as it reflects the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. Management believes this measure is useful to investors as it provides them with additional information about the Company’s underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS. For a reconciliation of operating margin to revenue from operations, see “Summary of Operations Key Performance Indicators”.
Capital Expenditures
Capital expenditures are calculated by deducting working capital adjustments from additions to property, plant and mine development per the condensed interim consolidated statements of cash flows.
Capital expenditures are classified into sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration. Sustaining capital expenditures and sustaining capitalized exploration are expenditures incurred during the production phase to sustain and maintain existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures and sustaining capitalized exploration include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures and development capitalized exploration represent the spending at new projects and/or expenditures at existing operations that are undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures split between sustaining and development in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.
The following table sets out a reconciliation of sustaining capital expenditures, sustaining capitalized exploration, development capital expenditures and development capitalized exploration to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three months ended March 31, 2025 and March 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
Sustaining capital expenditures	$168,076	$186,485
Sustaining capitalized exploration	4,448	4,122
Development capital expenditures	186,224	154,378
Development capitalized exploration	60,504	27,033
Total Capital Expenditures	$419,252	$372,018
Working capital adjustments	30,872	15,569
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flows	$450,124	$387,587
The following table sets out a reconciliation of sustaining capital expenditures and development capital expenditures per minesite to the additions to property, plant and mine development per the condensed interim consolidated statements of cash flows for the three months ended March 31, 2025 and March 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
Sustaining Capital Expenditures and Development Capital Expenditures
	Three Months Ended March 31,
(thousands of United States dollars)	2025	2024
LaRonde mine	$14,749	$20,331
LZ5	3,648	2,912
LaRonde	18,397	23,243
Canadian Malartic	25,161	27,045
Goldex	14,233	12,791
Quebec	57,791	63,079
Detour Lake	35,858	49,638
Macassa	8,947	10,531
Ontario	44,805	60,169
Meliadine	15,249	19,202
Meadowbank	23,368	19,942
Nunavut	38,617	39,144
Fosterville	12,630	5,483
Australia	12,630	5,483
Kittila	10,156	16,514
Finland	10,156	16,514
Pinos Altos	6,650	5,292
La India	—	22
Mexico	6,650	5,314
Other(i)	1,875	904
Sustaining capital expenditures	$172,524	$190,607
LaRonde mine	$12,136	$11,390
LZ5	4,807	12,699
LaRonde	16,943	24,089
Canadian Malartic	56,704	37,323
Goldex	2,478	4,131
Quebec	76,125	65,543
Detour Lake	62,700	45,311
Macassa	32,291	20,464
Ontario	94,991	65,775
Meliadine	16,091	22,331
Meadowbank	1,325	(27)
Nunavut	17,416	22,304
Fosterville	9,845	13,052
Australia	9,845	13,052
Kittila	2,132	3,039
Finland	2,132	3,039
Pinos Altos	2,923	650
San Nicolás	2,085	5,371
Mexico	5,008	6,021
Other(i)	41,211	5,677
Development capital expenditures	$246,728	$181,411
Total capital expenditures	$419,252	$372,018
Working capital adjustments	30,872	15,569
Additions to property, plant and mine development per the condensed interim consolidated statements of cash flow	$450,124	$387,587

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025

Note:
(i)
Other projects are not segregated by region and can include projects in Canada, Australia, Finland, Mexico and other countries.

Commitments and Contingencies
Material contractual commitments and contingencies have been set out in note 27 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024 and in note 18 of the condensed interim consolidated financial statements.
Accounting Policies
The condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
Significant Judgements, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking information” under the provisions of Canadian provincial securities laws and constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company’s plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as “anticipate”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “likely”, “may”, “plan”, “project”, “schedule”, “should”, “target”, “will”, “would” or other variations of these terms or similar words.
Forward-looking statements in this MD&A include the following: the Company’s forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling targets or results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; the potential for additional gold production at the Company’s sites; the estimated timing and conclusions of the Company’s studies and evaluations; the methods by which ore will be extracted or processed; the Company’s expansion plans at Detour Lake, Upper Beaver and Odyssey, including the timing, funding, completion and commissioning thereof and the commencement of production therefrom; the Company’s plans at Hope Bay and San Nicolás; statements concerning other expansion projects, recovery rates, mill throughput, optimization efforts and projected exploration, including costs and other estimates upon which such projections are based; timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; anticipated cost inflation and its effect on the Company’s costs and results; estimates of mineral reserves and mineral resources and the effect of drill results and studies on future mineral reserves and mineral resources; the Company’s ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations, including at Meliadine, Upper Beaver and San Nicolás, and the anticipated timing thereof; future exploration; the anticipated timing of events with respect to the Company’s mine sites; the Company’s plans and strategies with respect to climate change and greenhouse gas emissions reductions; the sufficiency of the Company’s cash resources; the Company’s plans with respect to hedging and the effectiveness of its hedging strategies; future activity with respect to the Company’s unsecured revolving bank credit facility and other indebtedness; future dividend amounts, record dates and payment dates; the effects of tariffs and trade restrictions on the Company; plans with respect to activity under the NCIB; and anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this MD&A and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s most recent Annual Information Form (“AIF”) filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the Company’s plans for its mining operations are not changed or amended in a material way; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle’s expectations; that the effect of tariffs will not materially affect the price or availability of the inputs the Company uses at its operations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth

AGNICO EAGLE MINES LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2025
projects; that seismic activity at the Company’s operations at LaRonde, Goldex, Fosterville and other properties is as expected by the Company and that the Company’s efforts to mitigate its effect on mining operations, including with respect to community relations, are successful; that the Company’s current plans to address climate change and reduce greenhouse gas emissions are successful; that the Company’s current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take measures in response to pandemics or other health emergencies or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business or its productivity; and that measures taken relating to, or other effects of, pandemics or other health emergencies do not affect the Company’s ability to obtain necessary supplies and deliver them to its mine sites.
Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company’s operations, including at LaRonde, Goldex and Fosterville; mining risks; community protests, including by Indigenous groups; risks associated with foreign operations; risks associated with joint ventures; governmental and environmental regulation; the volatility of the Company’s stock price; risks associated with the Company’s currency, fuel and by-product metal derivative strategies; the current interest rate environment; the potential for major economies to encounter a slowdown in economic activity or a recession; the potential for increased conflict or hostilities in various regions, including Europe and the Middle East; and the extent and manner of communicable diseases or outbreaks, and measures taken by governments, the Company or others to attempt to mitigate the spread thereof may directly or indirectly affect the Company.
For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A, see the AIF filed on SEDAR+ at www.sedarplus.ca and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2025	2024
Net income — key line items:
Revenue from operations
LaRonde mine	$219,366	$143,617
LZ5	59,717	42,615
LaRonde	279,083	186,232
Canadian Malartic	422,047	328,117
Goldex	95,969	72,384
Quebec	797,099	586,733
Detour Lake	443,886	342,957
Macassa	235,662	139,393
Ontario	679,548	482,350
Meliadine	258,289	202,239
Meadowbank	405,085	249,385
Nunavut	663,374	451,624
Fosterville	109,829	121,035
Australia	109,829	121,035
Kittila	161,088	114,063
Finland	161,088	114,063
Pinos Altos	57,310	48,400
La India	—	25,618
Mexico	57,310	74,018
Revenues from mining operations	2,468,248	1,829,823
Production costs	767,733	783,585
Total operating margin(i)	1,700,515	1,046,238
Amortization of property, plant and mine development	416,800	357,225
Exploration, corporate and other	89,144	199,965
Income before income and mining taxes	1,194,571	489,048
Income and mining taxes expense	379,840	141,856
Net income for the period	$814,731	$347,192
Net income per share — basic	$1.62	$0.70
Net income per share — diluted	$1.62	$0.70
Cash flows:
Cash provided by operating activities	$1,044,246	$783,175
Cash used in investing activities	$(649,940)	$(413,048)
Cash used in financing activities	$(182,966)	$(183,034)
Realized prices:
Gold (per ounce)	$2,891	$2,062
Silver (per ounce)	$33.07	$23.80
Zinc (per tonne)	$2,964	$2,453
Copper (per tonne)	$9,179	$8,731

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)
	Three Months Ended March 31,
	2025	2024
Payable production(ii):
Gold (ounces):
LaRonde mine	72,369	51,815
LZ5	19,122	16,549
LaRonde	91,491	68,364
Canadian Malartic	159,773	186,906
Goldex	30,016	34,388
Quebec	281,280	289,658
Detour Lake	152,838	150,751
Macassa	86,028	68,259
Ontario	238,866	219,010
Meliadine	98,512	95,725
Meadowbank	140,126	127,774
Nunavut	238,638	223,499
Fosterville	43,615	56,569
Australia	43,615	56,569
Kittila	54,104	54,581
Finland	54,104	54,581
Pinos Altos	17,291	24,725
Creston Mascota	—	28
La India	—	10,582
Mexico	17,291	35,335
Total gold (ounces)	873,794	878,652
Silver (thousands of ounces)	602	615
Zinc (tonnes)	1,742	1,682
Copper (tonnes)	1,384	804
Payable metal sold(iii):
Gold (ounces):
LaRonde mine	69,618	65,164
LZ5	20,891	20,251
LaRonde	90,509	85,415
Canadian Malartic	144,663	159,548
Goldex	30,693	34,442
Quebec	265,865	279,405
Detour Lake	155,480	167,008
Macassa	81,000	67,500
Ontario	236,480	234,508
Meliadine	89,270	98,540
Meadowbank	140,350	121,110
Nunavut	229,620	219,650
Fosterville	38,000	58,000
Australia	38,000	58,000
Kittila	56,000	55,000
Finland	56,000	55,000
Pinos Altos	17,000	20,300
La India	—	12,200
Mexico	17,000	32,500
Total gold (ounces)	842,965	879,063
Silver (thousands of ounces)	527	604
Zinc (tonnes)	1,812	1,507
Copper (tonnes)	1,398	762

AGNICO EAGLE MINES LIMITED
SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

Notes:
(i)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

(ii)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. For the three months ended March 31, 2025, it excludes 1,811 payable gold ounces produced at La India and 25 payable gold ounces produced at Creston Mascota.

(iii)
Canadian Malartic’s payable metal sold excludes the 5.0% in-kind net smelter return royalty held by Osisko Gold Royalties Ltd. Detour Lake’s payable metal sold excludes the 2% in-kind net smelter royalty held by Franco-Nevada Corporation. Macassa’s payable metal sold excludes the 1.5% in-kind net smelter royalty held by Franco-Nevada Corporation. For the three months ended March 31, 2025, it excludes 2,500 payable gold ounces sold at La India.

AGNICO EAGLE MINES LIMITED
SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)
	Three Months Ended
	June 30, 2023(i)	September 30, 2023(i)	December 31, 2023(i)	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Operating margin(ii):
Revenues from mining operations	$1,718,197	$1,642,411	$1,756,640	$1,829,823	$2,076,621	$2,155,609	$2,223,700	$2,468,248
Production costs	743,253	759,411	777,455	783,585	771,984	783,653	746,858	767,733
Total operating margin(ii)	974,944	883,000	979,185	1,046,238	1,304,637	1,371,956	1,476,842	1,700,515
Impairment loss	—	—	787,000	—	—	—	—	—
Amortization of property, plant and mine development	386,314	421,090	380,407	357,225	378,389	390,245	388,217	416,800
Exploration, corporate and other	127,342	196,694	124,711	199,965	216,042	141,921	306,114	89,144
Income (loss) before income and mining taxes	461,288	265,216	(312,933)	489,048	710,206	839,790	782,511	1,194,571
Income and mining taxes expense	137,618	90,412	61,124	141,856	238,190	272,672	273,256	379,840
Net income (loss) for the period	$323,670	$174,804	$(374,057)	$347,192	$472,016	$567,118	$509,255	$814,731
Net income (loss) per share — basic	$0.66	$0.35	$(0.75)	$0.70	$0.95	$1.13	$1.02	$1.62
Net income (loss) per share — diluted	$0.65	$0.35	$(0.75)	$0.70	$0.94	$1.13	$1.01	$1.62
Cash flows:
Cash provided by operating activities	$722,000	$502,088	$727,861	$783,175	$961,336	$1,084,532	$1,131,849	$1,044,246

Notes:
(i)
Certain previously reported line items have been restated to reflect the final purchase price allocation of the 50% of Canadian Malartic on March 31, 2023.

(ii)
Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Non-GAAP Financial Performance Measures — Operating Margin for more information on the Company’s use of operating margin.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)
	As at March 31, 2025	As at December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$1,138,312	$926,431
Inventories	1,446,605	1,510,716
Income taxes recoverable	32,267	26,432
Fair value of derivative financial instruments (Notes 6 and 15)	4,599	1,348
Other current assets (Note 7A)	310,693	340,354
Total current assets	2,932,476	2,805,281
Non-current assets:
Goodwill	4,157,672	4,157,672
Property, plant and mine development (Note 8)	21,652,900	21,466,499
Investments (Notes 6, 9 and 15)	899,902	612,889
Deferred income and mining tax asset	24,672	29,198
Other assets (Note 7B)	926,482	915,479
Total assets	$30,594,104	$29,987,018
LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$731,290	$817,649
Share based liabilities	21,012	27,290
Interest payable	18,266	5,763
Income taxes payable	203,793	372,197
Current portion of long-term debt (Note 10)	90,000	90,000
Reclamation provision	60,564	58,579
Lease obligations	40,021	40,305
Fair value of derivative financial instruments (Notes 6 and 15)	72,312	100,182
Total current liabilities	1,237,258	1,511,965
Non-current liabilities:
Long-term debt (Note 10)	1,053,388	1,052,956
Reclamation provision	1,069,584	1,026,628
Lease obligations	97,327	98,921
Share based liabilities	7,789	12,505
Deferred income and mining tax liabilities	5,195,892	5,162,249
Other liabilities	291,014	288,894
Total liabilities	8,952,252	9,154,118
EQUITY
Common shares (Note 11):
Outstanding — 503,404,786 common shares issued, less 690,366 shares held in trust	18,772,313	18,675,660
Stock options (Notes 11 and 12)	165,525	172,145
Retained earnings	2,604,517	2,026,242
Other reserves (Note 13)	99,497	(41,147)
Total equity	21,641,852	20,832,900
Total liabilities and equity	$30,594,104	$29,987,018
Commitments and contingencies (Note 18)
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)
	Three Months Ended March 31,
	2025	2024
REVENUES
Revenues from mining operations (Note 14)	$2,468,248	$1,829,823
COSTS, INCOME AND EXPENSES
Production(i)	767,733	783,585
Exploration and corporate development	41,805	51,206
Amortization of property, plant and mine development	416,800	357,225
General and administrative	60,709	48,117
Finance costs	22,444	36,265
(Gain) loss on derivative financial instruments (Note 15)	(68,859)	45,935
Foreign currency translation gain	(60)	(4,547)
Care and maintenance	13,901	11,042
Other expenses (Note 16)	19,204	11,947
Income before income and mining taxes	1,194,571	489,048
Income and mining taxes expense	379,840	141,856
Net income for the period	$814,731	$347,192
Net income per share — basic (Note 11)	$1.62	$0.70
Net income per share — diluted (Note 11)	$1.62	$0.70
Cash dividends declared per common share	$0.40	$0.40

Note:
(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2025	2024
Net income for the period	$814,731	$347,192
Other comprehensive income:
Items that may be subsequently reclassified to net income:
Derivative financial instruments:
Reclassified from the cash flow hedge reserve to net income	294	294
	294	294
Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement loss on pension benefit obligations	(42)	(161)
Income tax impact	11	41
Equity securities:
Net change in fair value of equity securities	160,036	12,836
Income tax impact	(19,686)	(1,680)
	140,319	11,036
Other comprehensive income for the period	140,613	11,330
Comprehensive income for the period	$955,344	$358,522
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)
	Common Shares Outstanding		Stock Options	Contributed Surplus	Retained Earnings	Other Reserves	Total Equity
	Shares	Amount
Balance at December 31, 2023	497,299,441	$18,334,869	$201,755	$22,074	$963,172	$(98,955)	$19,422,915
Net income	—	—	—	—	347,192	—	347,192
Other comprehensive (loss) income	—	—	—	—	(120)	11,450	11,330
Total comprehensive income	—	—	—	—	347,072	11,450	358,522
Transfer of loss on disposal of equity securities to retained earnings	—	—	—	—	(964)	964	—
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	150,846	8,672	(1,294)	—	—	—	7,378
Stock options (Notes 11 and 12)	—	—	4,160	—	—	—	4,160
Shares issued under incentive share purchase plan	250,074	14,156	—	—	—	—	14,156
Shares issued under dividend reinvestment plan	858,710	41,985	—	—	—	—	41,985
Normal Course Issuer Bid (“NCIB”) (Note 11)	(375,000)	(13,856)	—	(6,015)	—	—	(19,871)
Dividends declared ($0.40 per share)	—	—	—	—	(199,233)	—	(199,233)
Restricted Share Unit plan (“RSU”), Performance Share Unit plan (“PSU”) and Long Term Incentive Plan (“LTIP”) (Notes 11 and 12)	8,944	12,358	—	—	—	—	12,358
Balance at March 31, 2024	498,193,015	$18,398,184	$204,621	$16,059	$1,110,047	$(86,541)	$19,642,370
Balance at December 31, 2024	501,729,505	$18,675,660	$172,145	$—	$2,026,242	$(41,147)	$20,832,900
Net income	—	—	—	—	814,731	—	814,731
Other comprehensive (loss) income	—	—	—	—	(31)	140,644	140,613
Total comprehensive income	—	—	—	—	814,700	140,644	955,344
Transactions with owners:
Shares issued under employee stock option plan (Notes 11 and 12)	962,426	62,918	(10,892)	—	—	—	52,026
Stock options (Notes 11 and 12)	—	—	4,272	—	—	—	4,272
Shares issued under incentive share purchase plan	139,184	14,695	—	—	—	—	14,695
Shares issued under dividend reinvestment plan	258,900	25,667	—	—	—	—	25,667
NCIB (Note 11)	(396,060)	(14,796)	—	—	(35,200)	—	(49,996)
Dividends declared ($0.40 per share)	—	—	—	—	(201,225)	—	(201,225)
RSU, PSU and LTIP (Notes 11 and 12)	20,465	8,169	—	—	—	—	8,169
Balance at March 31, 2025	502,714,420	$18,772,313	$165,525	$—	$2,604,517	$99,497	$21,641,852
See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)
	Three Months Ended March 31,
	2025	2024
OPERATING ACTIVITIES
Net income for the period	$814,731	$347,192
Add (deduct) adjusting items:
Amortization of property, plant and mine development	416,800	357,225
Deferred income and mining taxes	18,491	12,924
Unrealized (gain) loss on currency and commodity derivatives (Note 15)	(31,120)	52,484
Unrealized gain on warrants (Note 15)	(54,168)	(6,877)
Stock-based compensation (Note 12)	27,393	18,857
Foreign currency translation gain	(60)	(4,547)
Other	17,323	(190)
Changes in non-cash working capital balances:
Income taxes	(176,739)	376
Inventories	30,917	28,172
Other current assets	31,390	26,618
Accounts payable and accrued liabilities	(62,492)	(53,990)
Interest payable	11,780	4,931
Cash provided by operating activities	1,044,246	783,175
INVESTING ACTIVITIES
Additions to property, plant and mine development (Note 8)	(450,124)	(387,587)
Purchase of O3 Mining, net of cash and cash equivalents acquired (Note 5)	(121,960)	—
Contributions for acquisition of mineral assets	(3,825)	(3,924)
Purchase of equity securities and other investments	(68,057)	(24,007)
Other investing activities	(5,974)	2,470
Cash used in investing activities	(649,940)	(413,048)
FINANCING ACTIVITIES
Proceeds from Credit Facility (Note 10)	—	600,000
Repayment of Credit Facility (Note 10)	—	(600,000)
Long-term debt financing costs (Note 10)	—	(3,544)
Repayment of lease obligations	(9,178)	(13,015)
Dividends paid	(175,567)	(157,260)
Repurchase of common shares (Notes 11 and 12)	(60,050)	(26,041)
Proceeds on exercise of stock options (Note 12)	52,026	7,378
Common shares issued	9,803	9,448
Cash used in financing activities	(182,966)	(183,034)
Effect of exchange rate changes on cash and cash equivalents	541	(1,116)
Net increase in cash and cash equivalents during the period	211,881	185,977
Cash and cash equivalents, beginning of period	926,431	338,648
Cash and cash equivalents, end of period	$1,138,312	$524,625
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$1,185	$25,252
Income and mining taxes paid	$536,602	$130,777
See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
1.
CORPORATE INFORMATION

Agnico Eagle Mines Limited (“Agnico Eagle” or the “Company”) is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company’s mining operations are located in Canada, Australia, Finland and Mexico and the Company has exploration activities in Canada, Europe, Latin America, Australia and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). Agnico Eagle sells its gold production into the world market.
These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on April 24, 2025.
2.
BASIS OF PREPARATION

Unless otherwise stated, references to “LaRonde”, “Canadian Malartic”, “Meadowbank” and “Goldex” are to the Company’s operations at the LaRonde complex, the Canadian Malartic complex, the Meadowbank complex and the Goldex complex, respectively. The LaRonde complex consists of the mining, milling and processing operations at the LaRonde mine and the mining operations at the LaRonde Zone 5 mine (“LZ5”). The Canadian Malartic complex consists of the mining, milling and processing operations at the Canadian Malartic mine and the mining operations at the Odyssey mine. The Meadowbank complex consists of the milling and processing operations at the Meadowbank mine and the Amaruq mine. The Goldex complex consists of the mining, milling and processing operations at the Goldex mine and the mining operations at the Akasaba West open pit mine. References to other operations are to the relevant mines, projects or properties, as applicable.
A)
Statement of Compliance

The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) in United States (“US”) dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by IFRS accounting standards (“IFRS”) for annual audited consolidated financial statements.
These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2024 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Form 40-F for the year ended December 31, 2024, which were prepared in accordance with IFRS.
In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2025 and December 31, 2024 and the results of operations and cash flows for the three months ended March 31, 2025 and March 31, 2024.
Operating results for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2025.
B)
Basis of Presentation

These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The condensed interim consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.
3.
MATERIAL ACCOUNTING POLICIES

These condensed interim consolidated financial statements follow the same material accounting policies and methods of their application as the December 31, 2024 annual audited consolidated financial statements.
New Accounting Standards Issued But Not Yet Adopted
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
4.
SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2024.
5.
ACQUISITION

Acquisition of O3 Mining Inc.
On December 12, 2024, the Company entered into a definitive support agreement with O3 Mining Inc. (“O3 Mining”), pursuant to which the Company agreed to offer to acquire, by way of take-over bid all of the outstanding common shares of O3 Mining at C$1.67 per share in cash directly or indirectly (the “O3 Offer”). On January 23, 2025, the Company, indirectly through a wholly-owned subsidiary, took-up and acquired 110,424,431 common shares of O3 Mining under the O3 Offer for aggregate consideration of C$184.4 million. The Company also extended the O3 Offer until February 3, 2025 to allow remaining shareholders of O3 Mining to tender to the O3 Offer. On February 3, 2025, the Company, indirectly through a wholly-owned subsidiary, took up and acquired an additional 4,360,806 O3 Shares during the extension period of the O3 Offer, resulting in an aggregate of 114,785,237 O3 Shares being taken up and acquired under the O3 Offer, representing approximately 95.6% of the outstanding O3 Shares on an undiluted basis, for aggregate consideration of C$191.7 million. On March 18, 2025, O3 Mining and one of the Company’s wholly-owned subsidiaries amalgamated under the Business Corporations Act (Ontario) which resulted in the Company owning 100% of the O3 Shares.
The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.1 million are capitalized to the mining properties acquired separately from the purchase price allocation set out below. The aggregate purchase consideration for the acquired assets, net of the assumed liabilities is as follows:
Cash paid for acquisition	$138,272
Total purchase price to allocate	$138,272
In an asset acquisition, the purchase consideration is allocated to the assets acquired and liabilities assumed based on their relative fair values. The following table sets out the allocation of the purchase price to the assets acquired and liabilities assumed.
Cash and cash equivalents	$16,312
Other current assets	1,213
Property, plant and mine development	123,810
Investments	11,597
Accounts payable, accruals and other liabilities	(8,767)
Long-term debt	(4,760)
Lease obligations	(1,069)
Other liabilities	(64)
Total assets acquired, net of liabilities assumed	$138,272

6.
FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
6.
FAIR VALUE MEASUREMENT (Continued)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.
During the three months ended March 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The fair values of cash and cash equivalents and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.
The following table sets out the Company’s financial assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 using the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables (Note 7A)	$—	$14,887	$—	$14,887
Equity securities (FVOCI) (Note 9)	768,390	37,767	—	806,157
Share purchase warrants (FVPL) (Note 9)	—	93,745	—	93,745
Fair value of derivative financial instruments (Note 15)	—	4,599	—	4,599
Total financial assets	$768,390	$150,998	$—	$919,388
Financial liabilities:
Fair value of derivative financial instruments (Note 15)	—	72,312	—	72,312
Total financial liabilities	$—	$72,312	$—	$72,312
Valuation Techniques
There were no changes in the Company’s valuation processes, techniques or types of inputs used in the fair value measurements during the period.
Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value
Long-term debt is recorded on the condensed interim consolidated balance sheets at March 31, 2025 at amortized cost. The fair value of long-term debt is presented in Note 10 of these condensed interim consolidated financial statements.
The committed subscription proceeds for the San Nicolás project are recorded on the condensed interim consolidated balance sheets at March 31, 2025 at amortized cost. The fair value of the San Nicolás liability is determined by discounting the minimum unavoidable obligation under the joint venture shareholders’ agreement between Agnico Eagle and Teck at a discount rate that reflects the Company’s credit rating. The fair value of the San Nicolás liability is not materially different from the carrying amount as the difference between the discount rate used at the initial recognition date and the current market rates at March 31, 2025 is not material.
Non-current loans receivable and other receivables are included in the other assets line item in the condensed interim consolidated balance sheets at amortized cost. The fair value of loans and other receivables is the present value of future cash inflows discounted at a market interest rate. The fair value of these financial assets is not materially different from the carrying amounts as at March 31, 2025 (Note 7B).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
7.
OTHER ASSETS

A)
Other Current Assets

	As at March 31, 2025	As at December 31, 2024
Federal, provincial and other sales taxes receivable	$120,417	$155,548
Prepaid expenses	124,394	124,566
Trade receivables	14,887	7,646
Short term investments	14,019	7,306
Other	36,976	45,288
Total other current assets	$310,693	$340,354

B)
Other Assets

	As at March 31, 2025	As at December 31, 2024
Non-current ore in stockpiles and on leach pads	$863,477	$819,294
Non-current prepaid expenses	35,862	58,438
Non-current loans receivable	8,617	12,039
Investment in associate	6,660	12,361
Other	11,866	13,347
Total other assets	$926,482	$915,479

8.
PROPERTY, PLANT AND MINE DEVELOPMENT

During the three months ended March 31, 2025, $613.1 million of additions (2024 — $397.7 million) were capitalized to property, plant and mine development. The additions for the three months ended March 31, 2025, include $123.8 million of property, plant and mine development capitalized through the Company’s acquisition of O3 Mining (Note 5).
Assets with a net book value of $6.4 million were disposed of by the Company during the three months ended March 31, 2025 (2024 — $4.8 million), resulting in a loss on disposal of $5.6 million (2024 — $3.5 million) which was recorded in the other expenses line item in the condensed interim consolidated statements of income.
See Note 18 to these condensed interim consolidated financial statements for capital commitments.
9.
INVESTMENTS

	As at March 31, 2025	As at December 31, 2024
Equity securities	$806,157	$559,165
Share purchase warrants	93,745	53,724
Total investments	$899,902	$612,889

10.
LONG-TERM DEBT

The following table sets out details of the Company’s long-term debt as at March 31, 2025 and December 31, 2024:
		As at March 31, 2025				As at December 31, 2024
	Interest Rates	Principal Amount	Deferred Financing Costs	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	2.78% – 4.94%	$1,150,000	$(2,923)	$1,147,077	$1,111,969	$1,146,886	$1,101,168
Credit Facility	Variable	—	(3,689)	(3,689)	(3,689)	(3,930)	(3,930)
Total long-term debt		$1,150,000	$(6,612)	$1,143,388	$1,108,280	$1,142,956	$1,097,238

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
10.
LONG-TERM DEBT (Continued)

The following table sets out the long-term debt included in the condensed interim consolidated balance sheets:
	As at March 31, 2025	As at December 31, 2024
Current portion of long-term debt	$90,000	$90,000
Non-current portion of long-term debt	1,053,388	1,052,956
Total long-term debt	$1,143,388	$1,142,956
Credit Facility
During the three months ended March 31, 2025, there were no drawdowns and repayments under the Credit Facility (2024 — $600.0 million). As at March 31, 2025, $1,976.5 million was available for future drawdown under the Credit Facility (December 31, 2024 — $1,976.5 million). Credit Facility availability is reduced by outstanding letters of credit, which were $23.5 million as at March 31, 2025 (December 31, 2024 — $23.5 million).
11.
EQUITY

Net Income Per Share
The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:
	Three Months Ended March 31,
	2025	2024
Net income for the period — basic	$814,731	$347,192
Add: Dilutive impact of cash settling LTIP	—	364
Net income for the period — diluted	814,731	347,556
Weighted average number of common shares outstanding — basic (in thousands)	502,410	497,619
Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	701	1,170
Add: Dilutive impact of employee stock options	662	18
Weighted average number of common shares outstanding — diluted (in thousands)	503,773	498,807
Net income per share — basic	$1.62	$0.70
Net income per share — diluted	$1.62	$0.70
Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.
For the three months ended March 31, 2025, nil (2024 — 4,271,419) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.
NCIB
During the three months ended March 31, 2025, the Company repurchased 488,047 common shares for $50.0 million at an average price of $102.44 as part of its NCIB program (2024 — 375,000 common shares for $19.9 million at an average price of $52.99). During the three months ended March 31, 2025, the Company cancelled 396,060 (2024 — 375,000) shares at a book value of $14.8 million (2024 — $13.9 million).
12.
STOCK-BASED COMPENSATION

During the three months ended March 31, 2025, the Company granted 873,464 stock options, 129,770 PSUs and 417,146 RSUs. The associated stock based compensation expense recognized in the condensed interim consolidated statements of income was $26.4 million during the three months ended March 31, 2025 (2024 — $16.1 million). Stock based compensation expense is included

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
12.
STOCK-BASED COMPENSATION (Continued)

in general and administrative expenses and production costs, consistent with the classification of other elements of compensation expense for the applicable employees.
The following table sets out activity with respect to Agnico Eagle’s outstanding stock options:
	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	2,125,773	C$	72.37	4,646,412	C$	77.54
Granted	873,464		112.46	1,021,400		72.65
Exercised	(962,426)		76.68	(150,846)		66.00
Forfeited	(21,805)		87.58	(48,600)		79.09
Expired	(4,725)		73.23	(12,925)		74.90
Outstanding, end of period	2,010,281	C$	87.56	5,455,441	C$	76.93
Options exercisable, end of period	683,378	C$	79.48	3,926,929	C$	79.34
The average share price of Agnico Eagle’s common shares during the three months ended March 31, 2025 was C$136.75 (2024 — C$69.10).
Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:
	Three Months Ended March 31,
	2025	2024
Risk-free interest rate	2.75%	4.11%
Expected life of stock options (in years)	2.1	2.4
Expected volatility of Agnico Eagle’s share price	29.0%	32.0%
Expected dividend yield	2.1%	3.0%
The Company uses historical volatility to estimate the expected volatility of Agnico Eagle’s share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.
13.
OTHER RESERVES

The following table sets out the movements in other reserves for the three months ended March 31, 2025 and 2024:
	Equity securities reserve	Cash flow hedge reserve	Total
Balance at December 31, 2023	$(91,643)	$(7,312)	$(98,955)
Net change in cash flow hedge reserve	—	294	294
Transfer of net loss on disposal of equity securities to retained earnings	964	—	964
Net change in fair value of equity securities	11,156	—	11,156
Balance at March 31, 2024	$(79,523)	$(7,018)	$(86,541)
Balance at December 31, 2024	$(35,011)	$(6,136)	$(41,147)
Net change in cash flow hedge reserve	—	294	294
Net change in fair value of equity securities	140,350	—	140,350
Balance at March 31, 2025	$105,339	$(5,842)	$99,497
The cash flow hedge reserve represents the settlement of an interest rate derivative related to the Senior Notes issued in 2020. The reserve will be amortized over the term of the Notes. Amortization of the reserve is included in the finance costs line item in the condensed interim consolidated statements of income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
14.
REVENUES FROM MINING OPERATIONS

The Company has recognized the following amounts relating to revenue in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2025	2024
Revenues from contracts with customers	$2,466,455	$1,831,864
Provisional pricing adjustments on concentrate sales	1,793	(2,041)
Total revenues from mining operations	$2,468,248	$1,829,823
The following table sets out the disaggregation of revenues by metal:
	Three Months Ended March 31,
	2025	2024
Revenues from contracts with customers:
Gold	$2,434,579	$1,809,513
Silver	17,361	16,553
Zinc	2,291	14
Copper	12,224	5,784
Total revenues from contracts with customers	$2,466,455	$1,831,864

15.
DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management
The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies, primarily the Canadian dollar, the Australian dollar, the Euro and the Mexican peso.
These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company’s production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.
As at March 31, 2025, the Company had outstanding derivative contracts related to $4,108.4 million of 2025 and 2026 expenditures (December 31, 2024 — $4,006.5 million). The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.
Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.
The Company’s other foreign currency derivative strategies in 2025 and 2024 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for foreign currencies. All of these derivative transactions expired prior to period-end such that no derivatives were outstanding as at March 31, 2025 or December 31, 2024. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
Commodity Price Risk Management
To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Canadian operations’ diesel fuel exposure. There were derivative financial instruments outstanding as at March 31, 2025 relating to 26.0 million gallons of heating oil (December 31, 2024 — 28.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income. The Company did not apply hedge accounting to these arrangements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
15.
DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period-end forward pricing to calculate fair value.
The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item in the condensed interim consolidated statements of income.
	Three Months Ended March 31,
	2025	2024
Premiums realized on written foreign exchange call options	$(831)	$(311)
Unrealized gain on warrants	(54,168)	(6,877)
Realized loss on currency and commodity derivatives	17,260	639
Unrealized (gain) loss on currency and commodity derivatives	(31,120)	52,484
(Gain) loss on derivative financial instruments	$(68,859)	$45,935

16.
OTHER EXPENSES

The following table sets out amounts recognized in the other expenses line item in the condensed interim consolidated statements of income:
	Three Months Ended March 31,
	2025	2024
Loss on disposal of property, plant and mine development (Note 8)	$5,646	$3,547
Interest income	(7,380)	(3,048)
Environmental remediation	7,730	1,799
Other costs	13,208	9,649
Total other expenses	$19,204	$11,947

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
17.
SEGMENTED INFORMATION

	Three Months Ended March 31, 2025
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$219,366	$(64,532)	$—	$154,834
LZ5	59,717	(22,112)	—	37,605
Canadian Malartic	422,047	(119,289)	—	302,758
Goldex	95,969	(34,656)	—	61,313
Meliadine	258,289	(83,822)	—	174,467
Meadowbank	405,085	(126,967)	—	278,118
Kittila	161,088	(55,833)	—	105,255
Detour Lake	443,886	(134,946)	—	308,940
Macassa	235,662	(49,826)	—	185,836
Fosterville	109,829	(33,040)	—	76,789
Pinos Altos	57,310	(42,710)	—	14,600
Exploration	—	—	(41,805)	(41,805)
Segment totals	$2,468,248	$(767,733)	$(41,805)	$1,658,710
Total segments income				$1,658,710
Corporate and other:
Amortization of property, plant and mine development				(416,800)
General and administrative				(60,709)
Finance costs				(22,444)
Gain on derivative financial instruments				68,859
Foreign currency translation gain				60
Care and maintenance				(13,901)
Other expenses				(19,204)
Income before income and mining taxes				$1,194,571

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
17.
SEGMENTED INFORMATION (Continued)

	Three Months Ended March 31, 2024
	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
LaRonde mine	$143,617	$(75,556)	$—	$68,061
LZ5	42,615	(19,022)	—	23,593
Canadian Malartic	328,117	(126,576)	—	201,541
Goldex	72,384	(33,182)	—	39,202
Meliadine	202,239	(93,451)	—	108,788
Meadowbank	249,385	(114,162)	—	135,223
Kittila	114,063	(59,038)	—	55,025
Detour Lake	342,957	(131,905)	—	211,052
Macassa	139,393	(47,648)	—	91,745
Fosterville	121,035	(33,654)	—	87,381
Pinos Altos	48,400	(33,407)	—	14,993
La India	25,618	(15,984)	—	9,634
Exploration	—	—	(51,206)	(51,206)
Segment totals	$1,829,823	$(783,585)	$(51,206)	$995,032
Total segments income				$995,032
Corporate and other:
Amortization of property, plant and mine development				(357,225)
General and administrative				(48,117)
Finance costs				(36,265)
Loss on derivative financial instruments				(45,935)
Foreign currency translation gain				4,547
Care and maintenance				(11,042)
Other expenses				(11,947)
Income before income and mining taxes				$489,048

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2025
17.
SEGMENTED INFORMATION (Continued)

The following table sets out total assets by segment:
	Total Assets as at
	March 31, 2025	December 31, 2024
LaRonde mine	$1,058,924	$1,064,726
LZ5	169,580	166,484
Canadian Malartic	6,793,542	6,833,320
Goldex	458,219	457,204
Meliadine	2,327,120	2,344,399
Meadowbank	1,287,004	1,343,936
Kittila	1,599,407	1,559,735
Detour Lake	9,923,248	9,730,258
Macassa	1,592,507	1,774,106
Fosterville	1,161,308	1,044,241
Pinos Altos	390,855	392,480
La India	92,297	94,806
Exploration	1,612,057	1,418,441
Corporate and other	2,128,036	1,762,882
Total assets	$30,594,104	$29,987,018

18.
COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2025, the total amount of these guarantees was $1,076.8 million (December 31, 2024 — $1,035.6 million).
As at March 31, 2025, the Company had $317.8 million (December 31, 2024 — $172.2 million) of commitments related to capital expenditures and $290.0 million (December 31, 2024 — $290.0 million) of committed subscription proceeds related to San Nicolás.
19.
SUBSEQUENT EVENTS

Dividends Declared
On April 24, 2025, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.40 per common share (a total value of approximately $201.1 million), payable on June 16, 2025 to holders of record of the common shares of the Company on May 30, 2025.